UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 30, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of June 30, 2020

As of June 30, 2020 our net asset value (“NAV”) per common share is $10.92. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2020 [1]	December 31, 2019 [1]
ASSETS
Investments, at fair value	$40,150	$39,185
Real estate properties, at fair value	29,806	29,213
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	5,222	5,325
Other real estate investments, at fair value	5,122	4,647
Non-real estate-related investments, at fair value	-	-
Current interest receivable	-	21
Cash and cash equivalents	1,436	1,826
Other assets	277	445
Total Assets	$41,863	$41,477

LIABILITIES
Accounts payable	$332	$242
Due to related party	118	8
Other Liabilities	99	184
Settling subscriptions	-	3
Total Liabilities	$549	$437

NET ASSETS CONSIST OF:
Fundrise For-Sale Housing eFund - Los Angeles CA, LLC Members’ Equity:
Common shares: 3,782,911 and 3,820,312 shares outstanding, net of offering costs on June 30, 2020 and December 31, 2019, respectively	$37,510	$38,055
Retained Earnings (Accumulated deficit)	599	496
Net adjustments to fair value	3,205	2,489
NET ASSETS	$41,314	$41,040
NET ASSET VALUE PER SHARE, 3,782,911 and 3,820,312 shares outstanding for the period ended June 30, 2020 and December 31, 2019, respectively [2]	$10.92	$10.74

[1] Estimated Balance Sheets as of June 30, 2020 and December 31, 2019.

[2] The total shares outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to the processing of any redemption requests outstanding as of June 30, 2020 and December 31, 2019, respectively.

On July 1, 2020, the Company announced that its net asset value per share (“NAV”) as of June 30, 2020 is $10.92 per share of our Common Shares. This NAV per common share shall be effective until on or about December 31, 2020, (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

        We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on July 1, 2020 the per share purchase price of our Common Shares will be $10.92 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from December 31, 2018 to June 30, 2020.

Date	NAV Per Share
December 31, 2018	$10.34
June 30, 2019	$10.44
December 31, 2019	$10.74
June 30, 2020	$10.92

Share Redemption Plan Status

Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan as well as the processing and payment of redemptions under the redemption plans of each of the sponsor’s other programs that had been previously suspended as of March 31, 2020.

Investor Letter

Attached as Exhibit 15 is a copy of the letter sent to investors on or about July 1, 2020.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits

15.1	Investor Letter (July 1, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE For-Sale Housing eFund - Los Angeles CA, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: July 1, 2020